Mercedes-Benz Auto Lease Trust 2015-B
Investor Report

Collection Period Ended   31-Oct-2015

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Sep-2015	31-Oct-2015		
Determination Date	12-Nov-2015			
Record Date	13-Nov-2015			
Payment Date	16-Nov-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	28-Oct-2015	16-Nov-2015	Actual/360 Days	19
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	28-Oct-2015	15-Nov-2015	30/360 Days	17

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	272,000,000.00	205,290,047.05	66,709,952.95	245.257180	0.754743
Class A-2A Notes	272,500,000.00	272,500,000.00	272,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	272,500,000.00	272,500,000.00	272,500,000.00	0.00	0.000000	1.000000
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**1,262,360,000.00**	**1,195,650,047.05**	**66,709,952.95**		

Overcollateralization	247,645,517.86	247,645,517.86	262,564,185.28	
Total Securitization Value	**1,510,005,517.86**	**1,510,005,517.86**	**1,458,214,232.33**	
present value of lease payments	532,944,438.27	532,944,438.27	483,272,603.23	
present value of Base Residual Value	977,061,079.59	977,061,079.59	974,941,629.10	

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	262,564,185.28	17.39%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	61,728.89	0.226944	66,771,681.84	245.484124
Class A-2A Notes	1.000000%	128,680.56	0.472222	128,680.56	0.472222
Class A-2B Notes	0.713550%	102,622.36	0.376596	102,622.36	0.376596
Class A-3 Notes	1.340000%	186,669.44	0.632778	186,669.44	0.632778
Class A-4 Notes	1.530000%	108,635.10	0.722500	108,635.10	0.722500
Total		**588,336.35**		**$67,298,289.30**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	53,427,208.03	(1) Total Servicing Fee	2,516,675.87
Net Sales Proceeds-early terminations (including Defaulted Leases)	15,458,795.86	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	928,254.82	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	11,661.50	(3) Interest Distributable Amount Class A Notes	588,336.35
Excess mileage included in Net Sales Proceeds	62,388.87	(4) Priority Principal Distribution Amount	0.00
Subtotal	69,814,258.71	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	66,709,952.95
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	706.46	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	69,814,965.17	(9) Excess Collections to Certificateholders	0.00
Reserve Account Draw Amount	0.00	**Total Distribution**	**69,814,965.17**
Total Available Funds	**69,814,965.17**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,516,675.87	2,516,675.87	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	588,336.35	588,336.35	0.00
thereof on Class A-1 Notes	61,728.89	61,728.89	0.00
thereof on Class A-2A Notes	128,680.56	128,680.56	0.00
thereof on Class A-2B Notes	102,622.36	102,622.36	0.00
thereof on Class A-3 Notes	186,669.44	186,669.44	0.00
thereof on Class A-4 Notes	108,635.10	108,635.10	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	588,336.35	588,336.35	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	66,709,952.95	66,709,952.95	0.00
Principal Distribution Amount	66,709,952.95	66,709,952.95	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	37.23
minus Net Investment Earnings	37.23
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	37.23
Net Investment Earnings on the Exchange Note	
Collection Account	669.23
Investment Earnings for the Collection Period	706.46

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	1,510,005,517.86	35,751
Principal portion of lease payments	35,147,479.79	
Terminations- Early	14,393,102.00	
Terminations- Scheduled	857,870.42	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,392,833.32	
Securitization Value end of Collection Period	1,458,214,232.33	35,334

Pool Factor	96.57%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.79%
Weighted Average Remaining Term (months)	23.96	22.11
Weighted Average Seasoning (months)	11.46	13.32
Aggregate Base Residual Value	1,109,844,215.49	1,096,011,218.06
Cumulative Turn-in Ratio		85.74%
Proportion of base prepayment assumption realized life to date		176.25%
Actual lifetime prepayment speed		0.56%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,457,067,535.32	35,309	99.92%
31-60 Days Delinquent	911,283.98	19	0.06%
61-90 Days Delinquent	140,718.50	4	0.01%
91-120 Days Delinquent	94,694.53	2	0.01%
Total	1,458,214,232.33	35,334	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,008,930.67
Less Liquidation Proceeds	1,098,995.90
Less Recoveries	0.00
Current Net Credit Loss / (Gain)	(90,065.23)
Cumulative Net Credit Loss / (Gain)	(90,065.23)
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	(0.006%)

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	15,634,875.07
Less sales proceeds and other payments received during	
Collection Period	16,474,213.45
Current Residual Loss / (Gain)	(839,338.38)
Cumulative Residual Loss / (Gain)	(839,338.38)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.056%)